

December 1, 2011

Via E-mail
James S. Heiser
Vice President, General Counsel and Secretary
Ducommun Incorporated
23301 Wilmington Avenue
Carson, CA 90745-6209

> **Re: Ducommun Incorporated**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed November 18, 2011**
> **File No. 333-177231**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the quarter ended July 2, 2011**
> **Filed August 9, 2011**
> **Form 10-Q for the quarter ended October 1, 2011**
> **Filed November 7, 2011**
> **File No. 001-08174**

Dear Mr. Heiser:

We have reviewed your response to our letter dated October 31, 2011, and have the following additional comments.

S-4

Exhibit 5.2

1. We note your response to prior comment one; however, we are unable to locate revisions responsive to our prior comment. Please have counsel revise the last sentence of the last paragraph on page 3 of the opinion. Alternatively, have counsel revise the last sentence of the second paragraph to consent to the reliance on the opinion by holders of the New Notes.

Exhibit 5.3

2. We note your response to prior comment four and reissue. It is not appropriate for counsel to assume that the guarantor's corporate powers have not been suspended. Please have counsel remove assumption 3.7.

Form 10-Q for the Quarterly Period Ended October 1, 2011

Non-GAAP Financial Measures, page 24

3. With regard to your calculation of EBITDA, please remove amortization of non-cash stock compensation from your calculation as the inclusion of such an item is not an appropriate reconciling item in determining EBITDA.

4. Refer to your calculation of Adjusted EBITDA on page 24. We believe the adjustment "inventory step-up" should be eliminated. Item 101(a)(1) of Regulation G indicates that a non-GAAP financial measure should be a numerical measure of a *registrant's* historical or future financial performance. The elimination of the inventory valuation adjustment creates an inventory cost that is representative of LaBarge's historical inventory cost, not Ducommun's, and is not representative of Ducommun's inventory replacement cost going forward. Please revise your calculation accordingly.

Critical Accounting Policies

Goodwill, page 9

5. We note that, as a result of the decline in your stock price and the decline in the Miltec reporting unit's performance for the nine months ended October 1, 2011, you performed a discounted cash flow analysis for the Miltec reporting unit during the third quarter. We also note that you will perform your annual goodwill test by the end of the fourth quarter. Given these recent events and uncertainties, please consider expanding your disclosures to provide additional information for each reporting unit that is at risk of failing step one of the impairment test. As applicable, please disclose the amount of goodwill allocated to the reporting unit as well as the percentage by which fair value exceeded carrying value as of the date of your most recent test. In addition, please discuss the degree of uncertainty associated with the key assumptions in specific terms to the extent practicable. Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Finally, if a significant difference exists between the aggregate fair value of your reporting units and the market capitalization of the company, please consider explaining the reasons for the difference.

Please contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have any questions on the financial statements or related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max. A. Webb

Max A. Webb
Assistant Director

cc: Dhiya El-Saden
        Gibson, Dunn & Crutcher LLP